Filed Pursuant to Rule 424(b)(3)

Securities Act File No. 333-273363

Investment Company Act File No. 811-23889

Supplement Number 1

Dated September 30, 2026

To The Prospectus Dated July 20, 2026

Jackson Credit Opportunities Fund

In the section, “Summary,” under “Principal Investment Strategy,” please delete the second paragraph in the entirety and replace with the following:

Additionally, the Fund may invest in convertible securities and preferred securities, and these investments will count toward the 80% policy noted above. The Fund may also engage in when-issued and delayed delivery transactions (such as to-be-announced mortgage-backed securities), which involve a commitment by the Fund to purchase securities that will be issued at a later date. The Fund may also hold short-term securities including cash, cash equivalents and other debt obligations. For purposes of satisfying the Fund’s 80% policy, the Fund may include any cash and cash equivalents that cover unfunded commitments that the Fund reasonably expects to be called in the future.

In the section, “Investment Objectives and Strategies,” under “Principal Investment Strategy,” please delete the second paragraph in the entirety and replace with the following:

Additionally, the Fund may invest in convertible securities and preferred securities, and these investments will count toward the 80% policy noted above. The Fund may also engage in when-issued and delayed delivery transactions (such as to-be-announced mortgage-backed securities), which involve a commitment by the Fund to purchase securities that will be issued at a later date. The Fund may also hold short-term securities including cash, cash equivalents and other debt obligations. For purposes of satisfying the Fund’s 80% policy, the Fund may include any cash and cash equivalents that cover unfunded commitments that the Fund reasonably expects to be called in the future.

This Supplement is dated September 30, 2026.